

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 29, 2006

Mr. William W. Talafuse
Senior Vice President, interim Chief Financial Officer and Chief Accounting Officer
W&T Offshore, Inc.
Eight Greenway Plaza, Suite 1330
Houston, TX   77046

     Re: **W&T Offshore, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 31, 2006
              File No. 001-32414
              Supplemental Response Letter Dated June 5, 2006

Dear Mr.Talafuse:

       We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005, and your supplemental response letter dated June 5, 2006, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K, Filed on March 31, 2006

Financial Statements

Note 12 – Hurricanes Katrina and Rita, page 58

1.   We understand from your response to prior comment 1 that in assessing the hurricane damage you evaluated loss in conjunction with your full cost ceiling test and determined that no impairment had occurred, even though you estimate the costs to repair damaged facilities will range from $60 million to $75 million.

           You disclose that of the costs incurred in 2005 up to your insurance deductible amount, a portion was recorded as lease operating expense in the income statement, with the balance recorded in your oil and gas properties account on the balance sheet. However, for costs incurred in excess of your deductible, you indicate that you recorded the costs as an insurance receivable, which you deemed to be probable of collection.

We believe that all costs incurred in the course of repairing damaged facilities should be accounted for in accordance with Rule 4-10(c)(2) of Regulation S-X. In other words, you will need to make a determination as to whether such costs would qualify as development or production costs, following the definitions set forth in Rule 4-10(a)(16) and Rule 4-10(a)(17)(B) of Regulation S-X. Your disclosure should be sufficiently detailed about the nature of work and costs incurred to lend clear support for your determination.

Any recognition of an insurance receivable should have a credit entry corresponding to the nature of the underlying costs, recorded in the property account when recognized for costs capitalized; or recorded in the income statement when recognized for costs expensed. Therefore, any differentials arising between insurance recoveries and your insurance receivables should be recorded in the full cost pool for capitalized costs; or in the income statement for costs that had been expensed. Please ensure that your accounting and disclosures are in accordance with this guidance.

Note 21 – Subsequent Events, page 63

2.   We have read your response to prior comment 4, regarding your April 3, 2006 filing on Form S-3ASR; and the financial statements relating to your planned acquisition of Kerr-McGee's conventional shelf properties in the Gulf of Mexico, which you are planning to file on Form 8-K. Please contact us by telephone to discuss this matter further.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief